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Exhibit 99.4

         To Our Clients:

        We are sending this letter because we hold shares of UnitedGlobalCom, Inc. Class A common stock ("Class A Common Stock") for you. The Class A Common Stock is traded on the Nasdaq National Market under the symbol "UCOMA". UnitedGlobalCom, Inc. has distributed to its stockholders transferable subscription rights to purchase its Class A Common Stock, as described in the enclosed prospectus.

        We have enclosed your copy of the following documents:

  1.
  The prospectus; and

  2.
  A beneficial owner election form.

        We urge you to read these documents carefully before instructing us to exercise, sell or otherwise transfer your rights to acquire Class A Common Stock. WE WILL ACT ON YOUR BEHALF ACCORDING TO YOUR INSTRUCTIONS.

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  Exhibit 99.4